Exhibit 99.9

ASML

Closing remarks

Peter Wennink

President & Chief Executive Officer

24 November 2014

INVESTOR DAY

ASMLSMALLTALK2014

LONDON

Investor Day Summary and Key Messages ASML

Public

Slide 3

November 2014

Shrink remains the key industry driver supporting innovation and providing long term industry growth

ASML’s strategy of large R&D investments in lithography product road maps supports future industry needs

Moore’s Law will continue and be affordable

Lithography, as a key value driver for our customers, will continue to gain share of WFE spend

EUV adoption is now a matter of WHEN not IF. EUV faces normal new technology introduction challenges but will continue to enable Moore’s Law and will drive long term value for ASML

EUV 500wpd demonstrated, 1000wpd next target. First production EUV orders received

Significant DUV R&D investments continue and are focused on key system performance improvements and will be a key ASML business driver for years to come

Holistic Litho enables multi-pass immersion patterning today, will support EUV in future and is a product differentiator providing a unique value driver for us and our customers

ASML models an annual revenue opportunity of 10B€ by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade thereby creating significant value for all stakeholders

We return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy

ASML

Investor day

ASMLSMALLTALK2014

LONDON